EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Equinox Gold Corp.

We consent to the incorporation by reference in the Registration Statement on Form F-10 of Equinox Gold Corp. (the “Company”) (File No. 333-268499) of our report dated February 21, 2023, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting of the Company, included in the Company’s Current Report on Form 6-K, dated February 21, 2023.

/s/ KPMG LLP
KPMG LLP

Chartered Professional Accountants

February 21, 2023
Vancouver, Canada